
September 26, 2022

<u>VIA U.S. MAIL</u>

Wilson Maurice Davis
Thoroughbred LLC / CA
2930 Domingo Avenue, # 1180
Berkeley, CA 94705

  Re: Thoroughbred LLC / CA, File No. 811-23809

Dear Mr. Davis:

  On June 8, 2022 you filed a Form N-8A notifying the Commission of your intention to register Thoroughbred LLC / CA as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). Your Form N-8A was missing substantially all of the information required by that form. In that filing you stated you were filing a registration statement pursuant to Section 8(b) of the Investment Company Act concurrently with the filing of the Form N-8A, but the registration statement was not included with the filing nor was it later filed.

  Accordingly, your current filing is materially deficient. We believe you should either deregister the company or amend the N-8A filing to provide substantive and accurate responses to the Form N-8A requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

  As a result of these deficiencies you should not deem Thoroughbred LLC / CA a "registered" investment company and we do not believe investors should rely on the document you have filed with us for any investment purpose. It is our intention to post this letter publicly.

  If you have any questions you may contact our office at (202) 551-6921.

       Sincerely,

       Disclosure Review and Accounting Office

Cc: California Registered Agents Inc.
Thoroughbred LLC / CA
1267 Willis Street #200
Redding, CA 96001